Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Outerwall Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated February 7, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any state in which the making or acceptance of offers to sell shares of common stock would not be in compliance with the laws of that state. In any state where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Outerwall Inc. by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such state.

Notice of Offer to Purchase for Cash

by

OUTERWALL INC.

of

Up to $350 million in Value of Shares of its Common Stock

At a Purchase Price Not Greater than $76.32 per Share

Nor Less Than $66.82 Per Share

Outerwall Inc., a Delaware corporation (“Outerwall”), is offering to purchase for cash up to $350 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $76.32 nor less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY OF MARCH 7, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS AS SET FORTH IN THE OFFER TO PURCHASE.

OUTERWALL’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER OUTERWALL NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, MORGAN STANLEY & CO. LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), OR COMPUTERSHARE TRUST COMPANY, N.A., THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”), IS MAKING ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. NEITHER OUTERWALL NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. STOCKHOLDERS MUST DECIDE WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH THE STOCKHOLDER WILL TENDER. IN DOING SO, A STOCKHOLDER SHOULD READ CAREFULLY AND EVALUATE THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Outerwall’s directors and executive officers have advised Outerwall that they do not intend to tender Shares in the Offer.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, promptly after the Expiration Date, Outerwall will select the lowest purchase price (in increments of $0.25), not greater than $76.32 nor less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”), that will allow it to purchase $350 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Outerwall may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $350 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at Outerwall’s expense promptly after the Expiration Date.

Outerwall reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, Outerwall may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of February 3, 2014, there were 25,402,526 Shares outstanding. As of that date, an aggregate of 1,311,664 Shares were available for issuance under Outerwall’s equity compensation plans. As of February 3, 2014, an aggregate of 569,594 shares of unvested restricted stock were outstanding under the plans, and 230,363 Shares were subject to outstanding options. In addition assuming a conversion price of $63.63 (the closing price of the Shares on February 3, 2014), Outerwall’s outstanding convertible notes were convertible into approximately 465,525 Shares. At the maximum Final Purchase Price of $76.32 per Share, Outerwall could purchase 4,585,953 Shares if the Offer is fully subscribed, which would represent approximately 18.1% of its outstanding Shares as of February 3, 2014. At the minimum Final Purchase Price of $66.82 per Share, Outerwall could purchase 5,237,952 Shares if the Offer is fully subscribed, which would represent approximately 20.6% of its outstanding Shares as of February 3, 2014. The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “OUTR.” On February 6, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $63.64 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

Outerwall expressly reserves the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

The Offer will expire at 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, unless Outerwall exercises its right, in its sole discretion, in accordance with applicable law to extend the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Outerwall, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $76.32 and not less than $66.82 per Share, at which they are willing to sell their Shares to Outerwall in the Offer. Prices may be specified in increments of $0.25. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which may have the effect of lowering the Final Purchase Price and could result in the tendering stockholder receiving the minimum price of $66.82 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $350 million (or such greater amount as Outerwall may elect to pay, subject to applicable law) are properly tendered at prices at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date, Outerwall will purchase Shares on the following basis:

•	first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date;

•	second, from all other stockholders who properly tender Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit Outerwall to purchase $350 million in value of Shares (or such greater amount as Outerwall may elect to pay, subject to applicable law), Outerwall will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, Outerwall will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if Outerwall gives oral or written notice to the Depositary of Outerwall’s acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Outerwall will accept for purchase and pay the Final Purchase Price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or an Agent’s Message (as defined in the Offer to Purchase) in the case of book-entry transfer); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot priority, proration and conditional tender provisions described above, Outerwall expects that it will not be able to announce the final proration factor or the Final Purchase Price or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

        Tenders of Shares pursuant to the Offer are irrevocable, except that Shares may be withdrawn at any time before the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, at the end of the day of April 4, 2014. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the tendering stockholder. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

Outerwall will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in its sole discretion, which determination will be final and binding on all parties, subject to a holder challenging Outerwall’s determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. None of Outerwall, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification.

Outerwall believes that the Offer is a prudent use of its capital resources given its expected growth, cash flow generation and current stock price. The Offer expresses Outerwall’s confidence in its business and long-term growth potential. The Offer is an element of Outerwall’s intention to deliver increased value to its stockholders and allocate capital to one of its highest return opportunities. In October 2013, Outerwall disclosed its goal to return 75 to 100% of its annual free cash flows, which it defines as net cash provided by operating activities after capital expenditures, to its stockholders. Outerwall has been returning capital to stockholders through Company stock repurchases under repurchase plans and programs previously approved by its Board of Directors. Outerwall currently has approximately $650 million remaining for stock repurchases under those Board-approved repurchase plans and programs, which includes any repurchases made under the Offer. In addition, although to date Outerwall has not paid dividends on its Shares, Outerwall considers the possibility of paying dividends on its Shares in the future. The payment of future dividends, if any, is reviewed periodically by Outerwall’s directors and management and will depend upon, among other things, existing conditions, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other conditions and factors, including prospects.

Outerwall believes that the modified “Dutch auction” tender offer described in the Offer to Purchase represents an efficient mechanism for Outerwall to provide its stockholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. The Offer provides stockholders (including those with significant stockholdings) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if Outerwall completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Outerwall at no additional cost to them.

Further, the Offer provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their shares.

Generally, the exchange of Shares for cash in the Offer will be subject to U.S. federal income tax and may also be subject to tax in other jurisdictions. A U.S. stockholder receiving cash for tendered Shares generally will be treated for U.S. federal income tax purposes, depending on the particular holder’s facts and circumstances, as receiving either (1) proceeds from the sale or exchange of Shares or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase. A foreign stockholder generally will be subject to U.S. federal withholding tax at a rate of 30% on the gross payments received pursuant to the Offer unless the foreign stockholder provides the Depositary (or other applicable withholding agent) with appropriate evidence that such holder is entitled to an exemption from, or a reduced rate of, withholding. See Section 13 of the Offer to Purchase for a discussion of U.S. federal withholding taxes that may be applicable. Each stockholder should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S., tax consequences of participating in the Offer in light of the holder’s particular circumstances.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies, and similar persons or entities whose names, or the names of whose nominees, appear on Outerwall’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of February 7, 2014.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Outerwall is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at Outerwall’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Call Toll-Free: (855) 483-0952

February 7, 2014